    As filed with the Securities and Exchange Commission on October 10, 2000

                                                      Registration No. 333-37112
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                   ----------

                              TEPPCO PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)


                    DELAWARE                                   76-0291058
(State or other jurisdiction of incorporation or   (I.R.S. Employer Identification No.)
                  organization)

                               2929 ALLEN PARKWAY
                                  P.O. BOX 2521
                            HOUSTON, TEXAS 77252-2521
                                 (713) 759-3636
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   ----------

                                  JAMES C. RUTH
                               2929 ALLEN PARKWAY
                                  P.O. BOX 2521
                            HOUSTON, TEXAS 77252-2521
                                 (713) 759-3636
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                   Copies to:

                           FULBRIGHT & JAWORSKI L.L.P.
                            1301 MCKINNEY, SUITE 5100
                                HOUSTON, TX 77010
                                 (713) 651-5151
                            ATTENTION: JOHN A. WATSON

                                   ----------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective, as determined by market conditions.

                                   ----------


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




                                   ----------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

--------------------------------------------------------------------------------
     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND WE MAY CHANGE IT. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------


                 SUBJECT TO COMPLETION, DATED OCTOBER 6, 2000



PROSPECTUS


                              TEPPCO PARTNERS, L.P.

                            LIMITED PARTNERSHIP UNITS

                                 DEBT SECURITIES

                                   ----------


         We, TEPPCO Partners, L.P., may from time to time offer and sell limited partnership units and debt securities. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.


          The New York Stock Exchange has listed our limited partnership units under the symbol "TPP." On October 5, 2000, the closing price of the limited partnership units on the New York Stock Exchange was $25.6875 per unit.


         Our address is 2929 Allen Parkway, P.O. Box 2521, Houston, Texas 77252-2521, and our telephone number is (713) 759-3636.

                                   ----------

              NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                 The date of this prospectus is       , 2000

                                TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----
ABOUT TEPPCO  PARTNERS............................................................................................3
ABOUT THIS PROSPECTUS.............................................................................................3
WHERE YOU CAN FIND MORE INFORMATION...............................................................................3
FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS...................................................................4
RISK FACTORS......................................................................................................4
     Risks Inherent in Our Business...............................................................................5
     Risks Relating to Year 2000 Problems.........................................................................7
     Risks Relating to Our Partnership Structure..................................................................7
TEPPCO PARTNERS..................................................................................................11
USE OF PROCEEDS..................................................................................................12
RATIO OF EARNINGS TO FIXED CHARGES...............................................................................12
DESCRIPTION OF DEBT SECURITIES...................................................................................12
     Specific Terms of Each Series of Debt Securities in the Prospectus Supplement...............................12
     No Indenture Limitation on Amount of Debt Securities........................................................13
     Registration of Debt Securities.............................................................................13
     No Personal Liability of General Partner....................................................................13
     Consolidation, Merger or Sale...............................................................................13
     Modification of Indentures..................................................................................14
     Events of Default...........................................................................................14
     Payment and Transfer........................................................................................15
     Discharging Our Obligations.................................................................................15
     Provisions Only in the Senior Indenture.....................................................................15
     Provisions Only in Subordinated Indenture...................................................................20
     Book Entry, Delivery and Form...............................................................................20
     The Trustee.................................................................................................22
CASH DISTRIBUTIONS...............................................................................................23
     General.....................................................................................................23
     Quarterly Distributions of Available Cash...................................................................24
     Distributions of Cash from Interim Capital Transactions.....................................................24
     Adjustment of the Target Distributions......................................................................24
     Distributions of Cash Upon Liquidation......................................................................25
     Defined Terms...............................................................................................27
TAX CONSIDERATIONS...............................................................................................29
     Partnership Status..........................................................................................29
     Partner Status..............................................................................................31
     Tax Consequences of Unit Ownership..........................................................................32
     Allocation of Partnership Income, Gain, Loss and Deduction..................................................34
     Uniformity of Units.........................................................................................34
     Tax Treatment of Operations.................................................................................35
     Disposition of Units........................................................................................38
     Administrative Matters......................................................................................40
STATE AND OTHER TAX CONSIDERATIONS...............................................................................43
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS.......................................................................44
PLAN OF DISTRIBUTION.............................................................................................45
LEGAL............................................................................................................45
EXPERTS..........................................................................................................45

                                   ----------


         You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where they do not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

                              ABOUT TEPPCO PARTNERS


GENERAL

         We are one of the largest publicly traded limited partnerships engaged in the transportation of refined products and liquefied petroleum gases and the transportation and marketing of crude oil and natural gas liquids. Texas Eastern Products Pipeline Company, LLC (formerly Texas Eastern Products Pipeline Company) serves as our general partner and is a wholly owned subsidiary of Duke Energy Field Services, LLC, which is owned through a subsidiary 70% by Duke Energy Corporation and 30% by Phillips Petroleum Company.


         As used in this prospectus, "we," "us," "our" and "TEPPCO Partners" mean TEPPCO Partners, L.P. and, where the context requires, include our subsidiary operating companies.

                              ABOUT THIS PROSPECTUS


         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell up to $600 million in principal amount of the limited partnership units or debt securities described in this prospectus in one or more offerings. This prospectus generally describes us and the limited partnership units and debt securities. Each time we sell limited partnership units or debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of October 6, 2000. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading "Where You Can Find More Information."


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the units offered by this prospectus.

         o Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

         o Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.


         o Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

         o Current Report on Form 8-K filed August 4, 2000, as amended by the Report on Form 8K/A filed October 3, 2000.

         You may request a copy of this filing, at no cost, by writing or calling us at the following address:

              Investor Relations Department
              TEPPCO Partners, L.P.
              2929 Allen Parkway
              P.O. Box 2521
              Houston, Texas 77252-2521
              (713) 759-3636

                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

         This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

         o   the amount and nature of future capital expenditures,

         o   business strategy and measures to  carry out strategy,

         o   competitive strengths,

         o   goals and plans,

         o   expansion and growth of our business and operations,

         o   references to intentions as to future matters and

         o   other similar matters.

         A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  RISK FACTORS

         Before you invest in our securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this document before purchasing our securities.

         If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, we may be unable to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, the trading price of our limited partnership units could decline, or you may lose all of your investment.

RISKS INHERENT IN OUR BUSINESS


         Potential future acquisitions and expansions, if any, may affect our business by substantially increasing the level of our indebtedness and contingent liabilities and increasing our risks of being unable to effectively integrate these new operations.

         From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

         Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management's attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Following an acquisition, we may discover previously unknown liabilities associated with the acquired business for which we have no recourse under applicable indemnification provisions.

         We may be required to refund a portion of our tariffs and have deferred revenue recognition on this portion.


         The Federal Energy Regulatory Commission, pursuant to the Interstate Commerce Act, regulates the tariff rates for our interstate common carrier pipeline operations. To be lawful under that Act, tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.


         The FERC's primary rate making methodology is price indexing. In the alternative, pipelines may elect to support rate filings by using a cost-of-service methodology, competitive market showings or agreements between shippers and the pipeline that the rate is acceptable. In May, 1999, we filed an application with the FERC for substantially all our refined products transportation tariffs. That application is currently under review by the FERC. In July 1999 some of our shippers filed protests with the FERC on our application for market based rates in four destination markets. Under the price indexing methodology, our rates would have been reduced by approximately 1.83% effective July 1, 1999. However, the FERC approved our request to waive this adjustment while our application for market based rates is under review. If any portion of our application for market based rates is denied by the FERC, we must refund with interest the amounts we collect after June 30, 1999 that exceed the rates under the price indexing methodology. We have deferred all revenue recognition of rates in excess of those applicable under the price index method. At June 30, 2000, we had accrued approximately $1.6 million, including interest, for possible rate refunds.


         We face uncertainties in calculating cost of service for rate-making purposes.

         In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. This issue does not currently affect us because we do not use the cost-of-service methodology to support our rates. However, these decisions might affect us should we elect in the future to use the cost-of-service methodology or be required to use that methodology to defend our rates. If those circumstances arise, there can be no assurance with respect to the effect of these precedents on our rates.

         Competition could adversely affect our operating results.

         Our refined products and LPGs transportation business competes with other pipelines in the areas where we deliver products. We also compete with trucks, barges and railroads in some of the areas we serve. Competitive pressures may adversely affect our tariff rates or volumes shipped. The crude oil gathering and marketing business is characterized by thin margins and intense competition for supplies of lease crude oil. A decline in domestic crude oil production has intensified competition among gatherers and marketers. Our crude oil transportation business competes with common carriers and proprietary pipelines owned and operated by major oil companies, large independent pipeline companies and other companies in the areas where our pipeline systems deliver crude oil and natural gas liquids ("NGLs"). Some of our competitors in each of our business segments have financial resources substantially greater than ours.

         We face credit risks in our crude oil marketing business.

         Risks of nonpayment and nonperformance by customers is a major consideration in our crude oil marketing business. We attempt to manage our exposure to credit risks through credit analysis, credit approvals, credit limits and monitoring procedures. We also use letters of credit, prepayments and guarantees for some of our receivables. We are nevertheless subject to risks of loss resulting from nonpayment or nonperformance by our customers.

         Our crude oil marketing business involves risks relating to product prices.

         Generally, as we purchase crude oil we simultaneously establish a margin by selling crude oil for physical delivery to third party users or by entering into a future delivery obligation with respect to futures contracts on the New York Mercantile Exchange. We seek to maintain a balanced position until we make physical delivery of the crude oil, thereby minimizing or eliminating exposure to price fluctuations occurring after the initial purchase. It is our policy not to acquire crude oil, future contracts or other derivative products for the purpose of speculating on price changes. Even so, certain basis risks cannot be completely hedged or eliminated. These are the risks that price relationships between delivery points, classes of products or delivery periods will change from time to time.

         Reduced demand could affect shipments on the pipelines.

         Our products pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affect our pipeline business. Market demand varies based upon the different end uses of the refined products we ship. Demand for gasoline, which accounts for a substantial portion of our shipments, depends upon price, prevailing economic conditions and demographic changes in the markets we serve. Weather conditions, government policy and crop prices affect the demand for refined products used in agricultural operations. Demand for jet fuel depends on prevailing economic conditions and military usage.

         Governmental regulation, technological advances in fuel economy, energy generation devices and future fuel conservation measures could reduce the demand for refined petroleum products in the market areas we serve.

         We face risks of environmental costs and liabilities.

         Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe that our operations comply with applicable environmental regulations, risks of substantial costs and liabilities are inherent in pipeline operations and terminaling operations. We cannot assure you that we will not incur substantial costs and liabilities. We currently own or lease, and have in the past owned or leased, many properties that have been used for many years to terminal or store crude oil, petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or former refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.

RISKS RELATING TO YEAR 2000 PROBLEMS

         In 1997 we initiated a program to prepare our process controls and business computer systems for the "Year 2000" issue. We incurred approximately $5.6 million of expense related to this program. We did not encounter any critical system application or hardware failure from the date rollover to the year 2000. We have not experienced any disruptions of business activities as a result of Year 2000 failures encountered by customers, suppliers or service providers. However, we cannot assure you that Year 2000 problems will not be discovered in the future.

RISKS RELATING TO OUR PARTNERSHIP STRUCTURE

         We are a holding company and depend entirely on our operating subsidiaries' distributions to service our debt obligations.

         We are a holding company with no material operations. If we cannot receive cash distributions from our operating subsidiaries, we will not be able to meet our debt service obligations. Our operating subsidiaries may from time to time incur additional indebtedness under agreements that contain restrictions which could further limit each operating subsidiary's ability to make distributions to us.

         The debt securities will be issued by the parent partnership and will be structurally subordinated to the claims of our operating subsidiaries' creditors. Holders of the debt securities will not be creditors of our operating partnerships. The claims to the assets of our operating subsidiaries derive from our own partnership interests in those operating subsidiaries. Claims of our operating subsidiaries' creditors will generally have priority as to the assets of our operating subsidiaries over our own partnership interest claims and will therefore have priority over the holders of our debt, including the debt securities. Our operating subsidiaries' creditors may include:

         o   general creditors,

         o   trade creditors,

         o   secured creditors,

         o   taxing authorities, and

         o   creditors holding guarantees.


         On July 14, 2000, we entered into a $75 million term loan and a $475 million revolving credit facility. On July 21, 2000, we borrowed $75 million under the term loan and $340 million under the revolving credit facility. The funds were used to finance the acquisition of assets from ARCO and to refinance our existing credit facilities, other than our Senior Notes.


         We may sell additional limited partnership interests, diluting existing interests of unitholders.


         Our partnership agreement allows us to issue additional limited partnership units and other equity securities without unitholder approval. These may be issued to raise cash or acquires additional assets or for other partnership purposes. There is no limit on the total number of limited partnership units and other equity securities we may issue. When we issue additional limited partnership units or other equity securities, the proportionate partnership interest of our existing unitholders will decrease. The issuance could negatively affect the amount of cash distributed to unitholders and the market price of limited partnership units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units.

         Our general partner and its affiliates may have conflicts with our partnership.


         The directors and officers of our general partner and its affiliates have duties to manage the general partner in a manner that is beneficial to its stockholders. At the same time, the general partner has duties to manage us in a manner that is beneficial to us. Therefore, the general partner's duties to us may conflict with the duties of its officers and directors to its stockholders.


         Such conflicts may include, among others, the following:

         o decisions of our general partner regarding the amount and timing of cash expenditures, borrowings and issuances of additional limited partnership units or other securities can affect the amount of incentive compensation payments we make to our general partner;


         o under our partnership agreement we reimburse the general partner for the costs of managing and operating us; and


         o under our partnership agreement, it is not a breach of our general partner's fiduciary duties for affiliates of our general partner to engage in activities that compete with us.

         We may acquire additional businesses or properties directly or indirectly for the issuance of additional units. At our current level of cash distributions, our general partner receives as incentive distributions approximately 50% of any incremental increase in our distributions. As a result, acquisitions funded though the issuance of units have in the past and may in the future benefit our general partner more than our unitholders. We would not expect to make an acquisition unless our general partner believes that the transaction is likely to increase our cash distributions per unit to our unitholders.

         Unitholders have limited voting rights and control of management.

         Our general partner manages and controls our activities and the activities of our operating partnerships. Unitholders have no right to elect the general partner or the directors of the general partner on an annual or other ongoing basis. However, if the general partner resigns or is removed, its successor may be elected by holders of a majority of the limited partnership units. Unitholders may remove the general partner only by a vote of the holders of at least 80% of the limited partnership units and only after receiving state regulatory approvals required for the transfer of control of a public utility. As a result, unitholders will have limited influence on matters affecting our operations, and third parties may find it difficult to gain control of us or influence our actions.

         Our partnership agreement limits the liability of our general partner.

         Our general partner owes duties of loyalty and care to the unitholders. Provisions of our partnership agreement and the partnership agreements for each of the operating partnerships, however, contain language limiting the liability of the general partner to the unitholders for actions or omissions taken in good faith. In addition, the partnership agreements grant broad rights of indemnification to the general partner and its directors, officers, employees and affiliates for acts taken in good faith in a manner believed to be in or not opposed to our best interests.

         Unitholders may not have limited liability in some circumstances.

         The limitations on the liability of holders of limited partnership interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the unitholders as a group took any action pursuant to our partnership agreement that constituted participation in the "control" of our business, then the unitholders could be held liable under some circumstances for our obligations to the same extent as a general partner.

TAX RISKS

         Tax treatment is dependent on partnership status.

         The availability to a unitholder of the federal income tax benefits of an investment in the limited partnership units depends, in large part, on our classification as a partnership for federal income tax purposes. Under current law, in order to continue to be classified as a partnership for federal income tax purposes, at least 90% of our gross income for each taxable year must be "qualifying income" within the meaning of Section 7704 of the Internal Revenue Code. Whether we will continue to be classified as a partnership in part depends on our ability to meet this qualifying income test in the future.

         If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates (currently a 35% federal rate), distributions would generally be taxed a second time in the hands of the unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Our treatment as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, and this would likely result in a substantial reduction in the value of the limited partnership units.

         We cannot assure you that the law will not be changed so as to cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation.

         Unitholders may have negative tax consequences if we default on our debt or sell assets.

         If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

         Ownership of limited partnership units raises issues for tax-exempt entities and other investors.

         An investment in our limited partnership units by tax-exempt entities (including employee benefit plans, individual retirement accounts, Keogh plans and other retirement plans), regulated investment companies and foreign persons raises issues unique to them. Virtually all of the income derived from limited partnership units by a tax-exempt entity will be unrelated business taxable income. This income will be taxable to the tax-exempt entity. Additionally, no significant part of our gross income will be considered qualifying income for purposes of determining whether a unitholder will qualify as a regulated investment company. Further, a unitholder who is a nonresident alien, a foreign corporation or other foreign person will be required to file federal income tax returns and to pay taxes on his share of our taxable income because he will be regarded as being engaged in a trade or business in the United States as a result of his ownership of a limited partnership unit.

         A unitholder's tax liability could exceed cash distributions on his units.

         A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on his allocable share of our income, even if he receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to his allocable share of our taxable income. Further, a unitholder will recognize a gain or loss equal to the difference between the amount realized by him on the sale and his tax basis for the limited partnership units sold. Both the amount realized by a unitholder on a sale and his tax basis will include his share of our nonrecourse debt. All or a portion of the consideration realized by the unitholder, whether or not it represents gain, may be ordinary income. A unitholder will incur an expense to the extent that his tax liability exceeds the amount distributed to him or the amount he receives on the sale or other disposition of his limited partnership units.

         Because we are a registered tax shelter, a unitholder may face an increased risk of an IRS audit resulting in taxes payable on our income as well as income not related to us.

         We are registered with the Secretary of the Treasury as a "tax shelter." We cannot assure unitholders that we will not be audited by the IRS or that adjustments to our income or losses will not be made. Any unitholder owning less than a 1% profit interest in us has very limited rights to participate in the income tax and audit process. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder is responsible for any tax owed as the result of an examination of his personal tax return.

         We treat a purchaser of limited partnership units as having the same tax benefits as the seller; the IRS may challenge this treatment which could adversely affect the value of the limited partnership units.

         Because we cannot match transferors and transferees of units and because of other reasons, we have adopted depreciation and amortization conventions that do not conform with all aspects of specified proposed and final Treasury Regulations. A successful IRS challenge to those conventions could adversely affect the amount of tax benefits available to a purchaser of units and could have a negative impact on the value of the units.

                                 TEPPCO PARTNERS

         We are a publicly traded Delaware limited partnership engaged in the transportation of refined products and liquefied petroleum gases and the transportation and marketing of crude oil and natural gas liquids. The following chart shows our organization and ownership structure as of the date of this prospectus before giving effect to this offering. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis.





                             [ORGANIZATIONAL CHART]

                                 USE OF PROCEEDS

         Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities to acquire properties as suitable opportunities arise and to pay indebtedness outstanding at the time.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for each of the periods indicated is as follows:


                                                                                                                 SIX
                                                           TWELVE MONTHS ENDED DECEMBER 31,                     MONTHS
                                             ------------------------------------------------------------       ENDED
                                                                                                               JUNE 30,
                                               1995         1996         1997        1998         1999           2000
                                             ---------    ---------   ----------   ---------    ---------    ------------
Ratio of Earnings to Fixed Charges.......      2.26x        2.59x       2.70x        2.72x        3.06x         2.83x


         For purposes of calculating the ratio of earnings to fixed charges:

             o "fixed charges" represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and

             o "earnings" represent the aggregate of income from continuing operations (before adjustment for minority interest) and fixed charges, less capitalized interest.


                         DESCRIPTION OF DEBT SECURITIES

         The debt securities will be:

             o   our direct unsecured general obligations;

             o   either senior debt securities or subordinated debt securities;
                 and

             o issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement.

         Senior debt securities will be issued under a Senior Indenture and subordinated debt securities will be issued under a Subordinated Indenture. Together the Senior Indentures and the Subordinated Indentures are called Indentures.

         We have summarized selected provisions of the Indentures below. The forms of the Indentures have been filed as exhibits to the registration statement. You should read the Indentures for provisions that may be important to you, because the Indentures, and not this description, govern your rights as a holder of debt securities. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

         A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

             o   the form and title of the debt securities;

             o   the total principal amount of the debt securities;

             o   the date or dates on which the debt securities may be issued;

             o the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

             o any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

             o the dates on which the principal and premium, if any, of the debt securities will be payable;

             o the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

             o   any optional redemption provisions;

             o any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

             o whether the debt securities will be issued in amounts other than $1,000 each or multiples thereof;

             o   any changes to or additional Events of Default or covenants;
                 and

             o   any other terms of the debt securities.

NO INDENTURE LIMITATION ON AMOUNT OF DEBT SECURITIES

         Neither of the Indentures limits the amount of debt securities that may be issued under it. Each Indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

REGISTRATION OF DEBT SECURITIES

         Debt securities of a series may be issued in certificated or global form.

NO PERSONAL LIABILITY OF GENERAL PARTNER

         Our general partner and its directors, officers, employees and stockholder will not have any liability for our obligations under the Indentures or the debt securities. Each holder of debt securities by accepting a debt security waives and releases our general partner and its directors, officers, employees and stockholder from all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

CONSOLIDATION, MERGER OR SALE

         We will only consolidate or merge with or into any other partnership, limited liability company or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which include the following requirements:

             o the remaining or acquiring partnership, limited liability company or corporation is organized under the laws of the United States, any state or the District of Columbia;

             o the remaining or acquiring partnership, limited liability company or corporation assumes our obligations under the Indentures; and

             o immediately after giving effect to the transaction no Default or Event of Default exists.

         The remaining or acquiring partnership, limited liability company or corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by the general partner's Board of Directors or any of the general partner's officers may be done by the board of directors or officers of the successor. If we sell or transfer all or substantially all of our assets, we will be released from all of our liabilities and obligations under any Indenture and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures.

MODIFICATION OF INDENTURES

         Under each Indenture, generally our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. We and the Trustee may amend the Indentures without the consent of any holder of the debt securities to make changes such as:

             o   correcting errors;

             o   providing for a successor trustee;

             o   providing security for any series of senior debt securities;

             o   adding covenants for the benefit of holders of debt securities;

             o   qualifying the Indentures under the Trust Indenture Act; or

             o establishing form and provisions relating to a particular series of debt securities.

EVENTS OF DEFAULT

         "Event of Default" when used in an Indenture, will mean any of the following:

             o failure to pay the principal of or any premium on any debt security when due;

             o failure to pay interest on any debt security when due, which failure continues for 30 days;

             o failure to perform any other covenant in the Indenture that continues for 60 days after being given written notice by the trustee or at the holders of at least 25% and a series outstanding under the Indenture;

             o specific events in bankruptcy, insolvency or reorganization of the Partnership or its material subsidiaries; or

             o any other Event of Default included in any Indenture or supplemental indenture.

         An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the interests of the holders.

         If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to specific conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

         Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities.

PAYMENT AND TRANSFER

         Principal, interest and any premium on fully registered debt securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indentures or any prospectus supplement. Other forms of payment relating to the debt securities will be paid at a place designated by us and specified in a prospectus supplement.

         Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

DISCHARGING OUR OBLIGATIONS

         We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

         We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if, in addition to making the deposit with the Trustee, we meet some specific requirements. Among other things:

             o we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as if defeasance has not occurred. In the case of legal defeasance, this opinion must be based on either any published or private IRS letter ruling or a change in federal tax law;

             o we may not have a default on the debt securities discharged on the date of deposit; and

             o the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

PROVISIONS ONLY IN THE SENIOR INDENTURE

         General. The Senior Indenture contains provisions that limit our ability to:

             o   put liens on our principal assets, and

             o sell or transfer our principal assets and then lease back those assets.

         We describe below these provisions and some of the defined terms used in them. In this section, references to the Partnership relate only to TEPPCO Partners, L.P., the issuer of the debt securities, and not to our operating subsidiaries.

         Limitations on Liens. The Senior Indenture provides that the Partnership will not, nor will it permit any of its Subsidiaries to, create, assume or incur any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Subsidiary (as defined below) of the Partnership owning or leasing any Principal Property, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any Debt (as defined below) of the Partnership or any other person (other than the senior debt securities issued thereunder), without in any such case making effective provision whereby all the senior debt securities (together with, if the Partnership shall so determine, any other Debt or obligations of the Partnership) shall be secured equally and ratably with, or prior to, such Debt so long as such debt shall be so secured. The following are excluded from this restriction, and in the following list, the phrase "property or assets" also includes shares of capital stock and other equity interests in and Subsidiary of the Partnership:

         (1)    Permitted Liens (as defined below);

         (2) any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

         (3) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after, completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

         (4) any lien upon any current assets to secure Debt of the Partnership or its Subsidiaries;

         (5) any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any of its Subsidiaries (whether or not the obligations secured thereby are assumed by the Partnership or any of its Subsidiaries);

         (6) any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary of the Partnership by acquisition, merger or otherwise;

         (7) any lien upon any property or assets of the Partnership or any of its Subsidiaries in existence on the Issue Date or provided for pursuant to agreements existing on the Issue Date;

         (8) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which the Partnership or its applicable Subsidiary has not exhausted its appellate rights;

         (9) liens on capital stock of any Subsidiary of a Partnership which owns an equity interest in a joint venture to secure Debt, provided that the proceeds of such Debt which are received are contributed or advanced to such joint venture;

         (10) any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements, of liens, in whole or in part, referred to in clauses (1) through (9) above, or any Debt secured thereby;

         (11) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Subsidiary; or

         (12) any lien upon any property or assets to secure Debt incurred by the Partnership or any of its Subsidiaries, the proceeds of which, in whole or part, were used to defease, in a legal defeasance or a covenant defeasance, or obligations on any series of Senior Debt Securities.

         Notwithstanding the foregoing, under the Senior Indenture, the Partnership may, and may permit any of its Subsidiaries to, create, assume or incur, any lien upon any Principal Property or upon any shares of capital stock of any of its Subsidiaries owning or leasing any Principal Property to secure debt of the Partnership or any person other than the senior debt securities, that is not excepted by clauses (1) through (12), inclusive, above without securing the senior debt securities issued under the Senior Indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, do not exceed 10% of Consolidated Net Tangible Assets (as defined below).

         "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

              (1)     all current liabilities excluding:

                  o any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

                  o   current maturities of long-term debt;

                  and

              (2) the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a pro-forma basis would be set forth, on the consolidated balance sheet of the Partnership and its consolidated Subsidiaries for the Partnership's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

         "Debt" means an obligation of a Person to repay money borrowed and, without duplication, any guarantee therefor,

         "Issue Date" means with respect to any series of debt securities issued under either Indenture the date on which debt securities of that series are initially issued under that Indenture.

         "Permitted Liens" means:

              (1) liens upon rights-of-way for pipeline purposes;

              (2) any statutory or governmental lien or lien arising by
                  operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

              (3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

              (4) liens of taxes and assessments which are:

                  o  for the then current year,

                  o  not at the time delinquent, or

                  o delinquent but the validity of which is being contested at the time by the Partnership or any of its Subsidiaries in good faith;

              (5)  liens of, or to secure performance of, leases;

              (6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

              (7) any lien upon property or assets acquired or sold by the Partnership or any of its Subsidiaries resulting from the exercise of any rights arising out of defaults on receivables;

              (8) any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

              (9) any lien in favor of the Partnership or any of its Subsidiaries;

              (10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any of its Subsidiaries for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

              (11) any lien securing industrial development, pollution control or similar revenue bonds;

              (12) any lien securing debt of the Partnership or any of its
                   Subsidiaries, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Senior Indenture (including the Senior Debt Securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Senior Indenture (including the Senior Debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Subsidiary in connection therewith;

              (13) liens in favor of any Person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

              (14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

         "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

         "Principal Property" means, whether owned or leased on the Issue Date or thereafter acquired:

              (1) any pipeline assets of the Partnership or any of its Subsidiaries, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

              (2) any processing or manufacturing plant or terminal owned or leased by the Partnership or any of its Subsidiaries that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

                   o any such assets consisting of inventories, furniture, office fixtures vehicles and equipment used on, or useful with, vehicles, and equipment, including data processing equipment, and

                   o any such assets, plant or terminal which, in the good faith opinion of the Board of Directors of our General Partner, is not material in relation to the activities of the Partnership or of the Partnership and its Subsidiaries, taken as a whole.

         "Sale-Leaseback Transaction" means the sale or transfer by the Partnership or any of its Subsidiaries of any Principal Property to a Person (other than the Partnership or any of its Subsidiaries) and the taking back by the Partnership or any of its Subsidiaries, as the case may be, of a lease of such Principal Property.

         "Subsidiary" means:

              (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

              (2) in the case of a partnership, more than 50% of the partners' equity interests, considering all partners' equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

         Limitations on Sale-Leasebacks. The Senior Indenture provides that the Partnership will not, and will not permit any of its Subsidiaries to, engage in a Sale-Leaseback Transaction, unless:

              (1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, or development of, or substantial repair or improvement on, or commencement of full operations of, such Principal Property, whichever is later;

              (2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

              (3) the Attributable Indebtedness from that Sale-Leaseback transaction is an amount equal to or less than the amount the Partnership or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the senior debt securities; or

              (4) the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt of the Partnership or any of its Subsidiaries, or
                   (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or any of its Subsidiaries.


Notwithstanding the foregoing, under the Senior Indenture the Partnership may, and may permit any of its Subsidiaries to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than the senior debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (12), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets.

         "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights, during the remaining term of the lease included in such Sale-Leaseback Transaction, including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

         "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

         "Pari Passu Debt" means any Funded Debt of the Partnership or any of its Subsidiaries, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the Senior Debt Securities.

PROVISIONS ONLY IN SUBORDINATED INDENTURE

         Subordination to Senior Debt. The subordinated debt securities will rank junior in right of payment to all our Senior Debt. "Senior Debt" is defined to include all Debt not expressly subordinate or junior in right of payment to any other of our Debt.

         Payment Blockages. The Subordinated Indenture provides that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

              o we or our property are involved in any voluntary or involuntary liquidation or bankruptcy; or

              o we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due; or

              o we have a nonpayment default on any Senior Debt that imposes a payment blockage on the subordinated debt securities for a maximum of 179 days at any one time.

BOOK ENTRY, DELIVERY AND FORM

         The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

         Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

         DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

         DTC's ability to perform its services properly dependent upon other parties, including but not limited to:

              o    issuers and their agents;

              o third party vendors from whom DTC licenses software and hardware; and

              o third party vendors on whom DTC relies for information or the provisions of services, including telecommunication and electrical utility service providers.

         According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

         DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

         DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

         We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC or its nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

         It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by Direct Participants to owners of beneficial interests in the global notes, and voting by Direct Participants, will be governed by the customary practices between the Direct Participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the Direct Participants and not of DTC, the Trustee or us.

         Debt securities represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

              o DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

              o we determine not to require all of the Debt securities of a series to be represented by a global note and notify the Trustee of our decision.

THE TRUSTEE

         We will name the trustee for each Indenture in the applicable prospectus supplement. We anticipate that the same person initially will act as trustee under the Senior Indenture and the Subordinated Indenture.

         Resignation or Removal of Trustee. Under the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Likewise, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with its terms and conditions.

         The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

         Limitations on Trustee if it is Our Creditor. Each Indenture contains limitations on the right of the trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise.

         Certificates and Opinions to Be Furnished to Trustee. Each Indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee shall be accompanied by an officers' certificate and an opinion of counsel stating that, in the opinion of the signers, all conditions precedent to such action have been complied with.

         Report to Holders of Debt Securities. The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding advances made by it, and any action taken by the Trustee materially affecting the debt securities.

                               CASH DISTRIBUTIONS
GENERAL

         We hold all of our assets and conduct all of our operations through our subsidiaries. Our subsidiaries will generate all of our Cash from Operations. The distribution of that cash from our subsidiaries to us is expected to be our principal source of Available Cash from which we will make distributions. "Available Cash" means generally, with respect to any calendar quarter, the sum of all of our cash receipts plus net reductions to cash reserves less the sum of all of our cash disbursements and net additions to cash reserves. Cash from Operations, which is determined on a cumulative basis, generally means all cash generated by our operations, after deducting related cash expenditures, reserves and other items specified in our partnership agreement. It also includes the $20 million cash balance we had on the date of our initial public offering in 1990. The full definitions of Available Cash and Cash from Operations are set forth in "--Defined Terms."

         Our subsidiary partnerships must, under their partnership agreements, distribute 100% of their available cash. Available cash is defined in the subsidiary partnership agreements in substantially the same manner as it is in our partnership agreement. Our limited liability company subsidiaries have adopted a dividend policy under which all available cash is to be distributed. Accordingly, the following paragraphs describing distributions to unitholders and the general partner, and the percentage interests in our distributions, are stated on the basis of cash available for distribution by us and our subsidiaries on a combined basis.

         We will make distributions to unitholders and the general partner with respect to each calendar quarter in an amount equal to 100% of our Available Cash for the quarter, except in connection with our dissolution and liquidation. Distributions of our Available Cash will be made 98% to unitholders and 2% to the general partner, subject to the payment of incentive distributions to the general partner if specified target levels of cash distributions to the unitholders are achieved. The general partner's incentive distributions are described below under "--Quarterly Distributions of Available Cash--Distributions of Cash from Operations."

         The following table sets forth the amount of distributions of Available Cash constituting Cash from Operations effected with respect to the units for the quarters in the periods shown.


                                                            AMOUNT
  RECORD DATE                   PAYMENT DATE               PER UNIT
  -----------                   ------------               --------
October 30, 1998              November 6, 1998             $  0.450
January 29, 1999              February 5, 1999                0.450
April 30, 1999                May 7, 1999                     0.450
July 30, 1999                 August 6, 1999                  0.475
October 29, 1999              November 5, 1999                0.475
January 31, 2000              February 4, 2000                0.475
April 28, 2000                May 5, 2000                     0.500
July 31, 2000                 August 4, 2000                  0.500






         Cash distributions are characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. This distinction is important because it affects the amount of cash that is distributed to the unitholders relative to the general partner. See "--Quarterly Distributions of Available Cash--Distributions of Cash from Operations" and "--Quarterly Distributions of Available Cash--Distributions of Cash from Interim Capital Transactions" below. We will ordinarily generate Cash from Interim Capital Transactions by (1) borrowings and sales of debt securities other than for working capital purposes, (2) sales of equity interests and (3) sales or other dispositions of our assets.

         All Available Cash that we distribute on any date from any source will be treated as if it were a distribution of Cash from Operations until the sum of all Available Cash distributed as Cash from Operations to the unitholders and to the general partner equals the aggregate amount of all Cash from Operations that we generated since we commenced operations through the end of the prior calendar quarter.

Any remaining Available Cash distributed on that date will be treated as if it were a distribution of Cash from Interim Capital Transactions, except as otherwise set forth below under the caption "--Distributions of Cash from Interim Capital Transactions."

         A more complete description of how we will distribute cash before we commence to dissolve or liquidate is set forth below under "--Quarterly Distributions of Available Cash." Distributions of cash in connection with our dissolution and liquidation will be made as described below under "--Distributions of Cash Upon Liquidation."

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

         Distributions of Cash from Operations

         Our distributions of Available Cash that constitutes Cash from Operations in respect of any calendar quarter will be made in the following priorities:

              first, 98% to all unitholders pro rata and 2% to the general partner until all unitholders have received distributions of $0.275 per unit for such calendar quarter (the "First Target Distribution");


              second, 85% to all unitholders pro rata and 15% to the general partner until all unitholders have received distributions of $0.325 per unit for such calendar quarter (the "Second Target Distribution");

              third, 75% to all unitholders pro rata and 25% to the general partner until all unitholders have received distributions of $0.450 per unit for such calendar quarter (the "Third Target Distribution" and, together with the First Target Distribution and Second Target Distribution, the "Target Distributions"); and

              thereafter, 50% to all unitholders pro rata and 50% to the general partner.


         The following table illustrates the percentage allocation of distributions of Available Cash that constitute Cash from Operations among the unitholders and the general partner up to the various target distribution levels.



                             MARGINAL PERCENTAGE INTEREST IN
                                      DISTRIBUTIONS
                            ----------------------------------
                                                   GENERAL
   QUARTERLY AMOUNT :         UNITHOLDERS          PARTNER
------------------------    ---------------    ---------------
      up to $0.275                98%                 2%
    $0.276 to $0.325              85%                15%
    $0.326 to $0.450              75%                25%
       Thereafter                 50%                50%


         The Target Distributions are each subject to adjustment as described below under "--Adjustment of the Target Distributions."

         Distributions of Cash from Interim Capital Transactions

         Distributions of Available Cash that constitutes Cash from Interim Capital Transactions will be distributed 99% to all unitholders pro rata and 1% to the general partner until a hypothetical holder of a unit acquired in our initial public offering has received, with respect to that unit, distributions of Available Cash constituting Cash from Interim Capital Transactions in an amount per unit equal to $20.00. Thereafter, all Available Cash will be distributed as if it were Cash from Operations. We have not distributed any Available Cash that constitutes Cash from Interim Capital Transactions.

ADJUSTMENT OF THE TARGET DISTRIBUTIONS

         The Target Distributions will be proportionately adjusted in the event of any combination or subdivision of units. In addition, if a distribution is made of Available Cash constituting Cash from Interim Capital Transactions, the Target Distributions will also be adjusted proportionately downward to equal the product resulting from multiplying each of them by a fraction, of which the numerator shall be the Unrecovered Capital immediately after giving effect to such distribution and the denominator shall be the Unrecovered Capital immediately before such distribution. For these purposes, "Unrecovered Capital" means, at any time, an amount equal to the excess of (1) $10.00 over
(2) the sum of all distributions theretofore made in respect of a hypothetical unit offered in our initial public offering out of Available Cash constituting Cash from Interim Capital Transactions and all distributions in connection with our liquidation.

         The Target Distributions also may be adjusted if legislation is enacted that causes us to be taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes. In that event, the Target Distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the Target Distributions multiplied by 1 minus the sum of

         (1)  the maximum marginal federal corporate income tax rate plus

         (2) any increase that results from such legislation in the effective overall state and local income tax rate applicable to us for the taxable year in which such quarter occurs after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

         We will dissolve on December 31, 2084, unless we are dissolved at an earlier date pursuant to the terms of our partnership agreement. The proceeds of our liquidation shall be applied first in accordance with the provisions of our partnership agreement and applicable law to pay our creditors in the order of priority provided by law. Thereafter, any remaining proceeds will be distributed to unitholders and the general partner as set forth below. Upon our liquidation, unitholders are entitled to share with the general partner in the remainder of our assets. Their sharing will be in proportion to their capital account balances, after giving effect to the following allocations of any gain or loss realized from sales or other dispositions of assets following commencement of our liquidation. Gain or loss will include any unrealized gain or loss attributable to assets distributed in kind. Any such gain will be allocated as follows:

first, to each partner having a deficit balance in his capital account in the proportion that the deficit balance bears to the total deficit balances in the capital accounts of all partners until each partner has been allocated gain equal to that deficit balance;

second, 100% to the partners in accordance with their percentage interests until the capital account in respect of each unit then outstanding is equal to the Unrecovered Capital attributable to that unit.

third, 100% to the partners in accordance with their percentage interests until the per-unit capital account in respect of each unit is equal to the sum of

                  o   the Unrecovered Capital attributable to that unit plus

                  o any cumulative arrearages in the payment of the Minimum Quarterly Distribution in respect of that unit for any quarter after December 31, 1994;

fourth, 85% to all unitholders pro rata and 15% to the general partner until the capital account of each outstanding unit is equal to the sum of


                  o   the Unrecovered Capital with respect to that unit plus

                  o any cumulative arrearages in the payment of the Minimum Quarterly Distribution in respect of that unit for any quarter after December 31, 1994 plus

                  o   the excess of

                      (a) the First Target Distribution over the Minimum Quarterly Distribution for each quarter of our existence less


                      (b) the amount of any distributions of Cash from Operations in excess of the Minimum Quarterly Distribution which were distributed 85% to the unitholders pro rata and 15% to the general partner for each quarter of our existence ((a) less
                           (b) being the "Target Amount");

fifth, 75% to all unitholders pro rata and 25% to the general partner, until the capital account of each outstanding unit is equal to the sum of


                  o   the Unrecovered Capital with respect to that unit plus

                  o   the Target Amount plus

                  o   the excess of

                      (a) the Second Target Distribution over the First Target Distribution for each quarter of our existence less


                      (b) the amount of any distributions of Cash from Operations in excess of the First Target Distribution which were distributed 75% to the unitholders pro rata and 25% to the general partner for each quarter of our existence ((a) less (b) being the "Second Target Amount");



thereafter,   any then-remaining gain would be allocated 50% to all
              unitholders pro rata and 50% to the general partner.


For these purposes, "Unrecovered Capital" means, at any time with respect to any units,

          o   $10, less

          o   the sum of

              (a) any distributions of Available Cash constituting Cash from
                  Interim Capital Transactions, and

              (b) any distributions of cash and the fair value of any assets distributed in kind in connection with our dissolution and liquidation theretofore made in respect of a unit that was sold in the initial offering of the units.

         Any loss realized from sales or other dispositions of assets following commencement of our dissolution and liquidation, including any unrealized gain or loss attributable to assets distributed in kind, will be allocated to the general partner and the unitholders: first, in proportion to the positive balances in the partners' capital accounts until all balances are reduced to zero; and second, to the general partner.

DEFINED TERMS

         "Available Cash" means, with respect to any calendar quarter, the sum of:

              o all our cash receipts during that quarter from all sources, including distributions of cash received from subsidiaries, plus

              o   any reduction in reserves established in prior quarters,

         less the sum of

              o all our cash disbursements during that quarter, including, disbursements for taxes on us as an entity, debt service and capital expenditures,

              o any reserves established in that quarter in such amounts as the general partner shall determine to be necessary or appropriate in its reasonable discretion

                  o to provide for the proper conduct of our business, including reserves for future rate refunds or capital expenditures, or

                  o to provide funds for distributions with respect to any of the next four calendar quarters, and

              o any other reserves established in that quarter in such amounts as the general partner determines in its reasonable discretion to be necessary because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we are a party or by which we are bound or our assets are subject.

         Taxes that we pay on behalf of, or amounts withheld with respect to, less than all of the unitholders shall not be considered cash disbursements by us that reduce "Available Cash" but will be deemed to be a distribution of Available Cash to those partners. Alternatively, in the discretion of our general partner, those taxes that pertain to all partners may be considered to be cash disbursements which reduce Available Cash and which will not be deemed to be a distribution of Available Cash to the partners. Notwithstanding the foregoing, "Available Cash" will not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established after commencement of our dissolution and liquidation.

         "Cash from Interim Capital Transactions" means all cash distributed other than Cash from Operations.

         "Cash from Operations" means, at any date but before the commencement of our dissolution and liquidation, on a cumulative basis,

         o    $20 million plus

         o all our cash receipts during the period since the commencement of our operations through that date, excluding any cash proceeds from any Interim Capital Transactions or Termination Capital Transactions,

         less the sum of

         (a) all our cash operating expenditures during that period including, without limitation, taxes imposed on us as an entity,

         (b)  all our cash debt service payments during that period other than

              o payments or prepayments of principal and premium required by reason of loan agreements or by lenders in connection with sales or other dispositions of assets all cash distributed other than Cash from Operations, and

              o payments or prepayments of principal and premium made in connection with refinancings or refundings of indebtedness, provided that any payment or prepayment or principal, whether or not then due, shall be determined at the election and in the discretion of the general partner, to be refunded or refinanced by any indebtedness incurred or to be incurred by us simultaneously with or within 180 days before or after that payment or prepayment to the extent of the principal amount of such indebtedness so incurred,

         (c)  all our cash capital expenditures during that period other than

              (1) cash capital expenditures made to increase the throughput or deliverable capacity or terminaling capacity of our assets, taken as a whole, from the throughput or deliverable capacity or terminaling capacity existing immediately before those capital expenditures and

              (2) cash expenditures made in payment of transaction expenses relating to Interim Capital Transactions,

         (d) an amount equal to the incremental revenues collected pursuant to a rate increase that are subject to possible refund,

         (e) any reserves outstanding as of that date that the general partner determines in its reasonable discretion to be necessary or appropriate to provide for the future cash payment of items of the type referred to in (a) through (c) above, and

         (f) any reserves that the general partner determines to be necessary or appropriate in its reasonable discretion to provide funds for distributions with respect to any one or more of the next four calendar quarters, all as determined on a consolidated basis and after elimination of intercompany items and the general partner's interest in our subsidiaries.

         "Interim Capital Transactions" means our

         o borrowings and sales of debt securities other than for working capital purposes and other than for items purchased on open account in the ordinary course of business,

         o    sales of partnership interests, and

         o sales or other voluntary or involuntary dispositions of any assets other than

                  o sales or other dispositions of inventory in the ordinary course of business,

                  o sales or other dispositions of other current assets including receivables and accounts or

                  o sales or other dispositions of assets as a part of normal retirements or replacements,

               in each case before the commencement of our dissolution and liquidation.

                               TAX CONSIDERATIONS

         This section was prepared by Fulbright & Jaworski L.L.P., our tax counsel, and addresses all material income tax consequences to individuals who are citizens or residents of the United States. Unless otherwise noted, this section is our tax counsel's opinion with respect to the matters set forth except for statements of fact and the representations and estimates of the results of future operations of the general partner included in such discussion as to which no opinion is expressed. Our tax counsel bases its opinions on its interpretation of the Internal Revenue Code of 1986, as amended and Treasury Regulations issued thereunder, judicial decisions, the facts set forth in this prospectus and factual representations made by the general partner. Our tax counsel's opinions are subject to both the accuracy of such facts and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to changes and interpretations that may or may not be retroactively applied.

         We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from our tax counsel's conclusions expressed herein. We may need to resort to administrative or court proceedings to sustain some or all of our tax counsel's conclusions, and some or all of these conclusions ultimately may not be sustained. The costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner. Furthermore, neither we nor counsel can assure you that the tax consequences of investing in units will not be significantly modified by future legislation or administrative changes or court decisions. Any such modifications may or may not be retroactively applied.

         It is impractical to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the transactions contemplated by the sale of units made by this prospectus and of an investment in such units. Moreover, taxpayers such as tax-exempt entities, regulated investment companies and insurance companies may be subject to rules and regulations unique to their status or form of organization in addition to those rules and regulations described herein. A prospective unitholder may wish to consult his own tax advisor about the tax consequences peculiar to his circumstances.

PARTNERSHIP STATUS

         A partnership is not a taxable entity and incurs no federal income tax liability. Each partner must take into account in computing his federal income tax liability his allocable share of our income, gains, losses, deductions and credits, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the distribution exceeds the partner's adjusted basis in his partnership interest.

         Our tax counsel is of the opinion that under present law, and subject to the conditions and qualifications set forth below, for federal income tax purposes both we and each of our subsidiary partnerships will be treated as a partnership. Our tax counsel's opinion as to our partnership status and that of our subsidiary partnerships is based principally on its interpretation of the factors set forth in Treasury Regulations under Sections 7701 and 7704 of the Internal Revenue Code, its interpretation of Section 7704 of the Internal Revenue Code, and upon representations made by the general partner.

         The Treasury Regulations under Section 7701 pertaining to the classification of entities such as us as partnerships or corporations for federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the "check-the-box" regulations, entities organized as limited partnerships under domestic partnership statutes are treated as partnerships for federal income tax purposes unless they elect to be treated as corporations. Domestic limited partnerships in existence on January 1, 1997, are deemed to have elected their classification under the prior Treasury Regulations on December 31, 1996, unless they formally elect another form of classification. We have not filed an election to be treated as a corporation under the "check-the-box" regulations, and our tax counsel has rendered its opinion that we and our subsidiary partnerships were treated as partnerships on December 31, 1996, under the prior Treasury Regulations and continue to be so treated.

         Notwithstanding the "check-the-box" regulations under Section 7701 of the Internal Revenue Code, Section 7704 of the Internal Revenue Code provides that publicly traded partnerships shall, as a general rule, be taxed as corporations despite the fact that they are not classified as corporations under
Section 7701. Section 7704 of
the Internal Revenue Code provides an exception to this general rule (the "Natural Resource Exception") for a publicly traded partnership if 90% or more of its gross income for every taxable year consists of "qualifying income." "Qualifying income" includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource. Transportation includes pipelines transporting gas, oil or products thereof. Other types of "qualifying income" include interest, dividends, real property rents, gains from the sale of real property, including real property held by one considered to be a "dealer" in such property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes "qualifying income."

         Our pipelines, like other pipeline systems transporting petroleum products, include ancillary storage facilities which are an integral component of the system and are necessary for efficient and competitive operation. The general partner advised our tax counsel that we provide storage of petroleum products before transportation through our pipelines or after transportation through our pipelines while awaiting delivery to our customers. Based on these facts, and on statements made by Congressman Rostenkowski and Senator Bentsen on the floors of the House of Representatives and Senate, respectively, indicating that storage fees can be "qualifying income" for purposes of qualifying for the Natural Resource Exception, our tax counsel is of the opinion that any fees charged for such storage facilities are "qualifying income."

         If we fail to meet the Natural Resource Exception to the general rule of Section 7704 of the Internal Revenue Code, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Natural Resource Exception in return for stock in such corporation, and then distributed such stock to the unitholders in liquidation of their units. However, this treatment will not apply if the IRS determines that the failure is inadvertent and if it is cured within a reasonable time after its discovery.

         In rendering its opinion as to periods before 1997 that we and our subsidiary partnerships were each treated as a partnership for federal income tax purposes, our tax counsel has relied on the following factual representations that the general partner made about us and our subsidiary partnerships:

         o As to us and each of our subsidiary partnerships, the general partner at all times while acting as general partner had a net worth of at least $5.0 million computed by excluding any net worth attributable to its interest in, and accounts and notes receivable from, or payable to, us or any limited partnership in which it is a general partner.

         o Each such partnership operated and will continue to operate in accordance with applicable state partnership statutes, the partnership agreements and the statements and representations made in this prospectus.

         o Except as otherwise required by Section 704(c) of the Internal Revenue Code, the general partner of each partnership had at least a 1% interest in each material item of income, gain, loss, deduction and credit of its respective partnership.

         o For each taxable year, we derived and will continue to derive less than 10% our aggregate gross income from sources other than "qualifying income" as defined above.

         o Our general partner and the general partner of each of our subsidiary partnerships acted independently of the limited partners of such partnerships.

Our tax counsel has rendered its opinion as to taxable years beginning after 1996 relying on the accuracy of the second and fourth representations listed above together with the further representation by the general partner that neither we nor any of our subsidiary partnerships has or will elect to be treated as a corporation pursuant to the Section 7701 "check-the-box" Treasury Regulations.

         Our tax counsel's opinion as to the classification of us and our subsidiary partnerships is also based on the assumption that if the general partner ceases to be a general partner, any successor general partner will make and satisfy such representations. In this regard, if the general partner were to withdraw as a general partner at a time when there is no successor general partner, or if the successor general partner could not satisfy the above representations, then the IRS might attempt to treat us or a subsidiary partnership as an association taxable as a corporation.

         If we or a subsidiary partnership were taxable as a corporation or treated as an association taxable as a corporation in any taxable year, its income, gains, losses, deductions and credits would be reflected only on its tax return rather than being passed through to its partners and its net income would be taxed at corporate rates. Losses that we realized would not flow through to the unitholders. In addition, any distribution made to a unitholder would be treated as either

         o dividend income to the extent of our current or accumulated earnings and profits,

         o in the absence of earnings and profits, as a nontaxable return of capital to the extent of the unitholder's basis in his units, or

         o taxable capital gain, after the unitholder's basis in the units is reduced to zero.

Accordingly, treatment of either us or a subsidiary partnership as a corporation would probably result in a material reduction in a unitholder's cash flow and after-tax return.

         If legislation is enacted which causes us to become taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes, the Minimum Quarterly Distribution and the Target Distributions for each quarter thereafter would be reduced to an amount equal to the product of

         (1) the otherwise applicable Minimum Quarterly Distribution and Target Distributions, multiplied by

         (2)  1 minus the sum of

              (x) the maximum marginal federal income tax rate, expressed as a fraction, and

              (y) the effective overall state and local income tax rate, expressed as a fraction, applicable to us for the taxable year in which such quarter occurs.

         The discussion below is based on the assumption that we and our subsidiary partnerships each will be classified as a partnership for federal income tax purposes. If that assumption proves to be erroneous, most, if not all, of the tax consequences described below would not be applicable to unitholders.

PARTNER STATUS

         Unitholders who have become our limited partners pursuant to the provisions of our partnership agreement will be treated as our partners for federal income tax purposes.

         The IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of such ruling, except as otherwise described herein, (1) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and (2) unitholders whose units are held in street name or by another nominee will be treated as partners for federal income tax purposes. As such ruling does not extend, on its facts, to assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the tax status of such unitholders is unclear and our tax counsel expresses no opinion with respect to the status of such assignees. Such unitholders should consult their own tax advisors with respect to their status as partners for federal income tax purposes. A purchaser or other transferee of units who does not execute and deliver a transfer application may not receive federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker executes and delivers a transfer application with respect to such units.

         A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such units for federal income tax purposes. These holders should consult with their own tax advisors with respect to their status as partners for federal income tax purposes. See "--Tax Treatment of Operations--Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions."

TAX CONSEQUENCES OF UNIT OWNERSHIP

         Flow-through of Taxable Income

         Our income, gains, losses, deductions and credits will consist of our allocable share of the income, gains, losses, deductions and credits of our partnership subsidiaries and dividends from our corporate subsidiaries. Since we are not a taxable entity and incur no federal income tax liability, each unitholder will be required to take into account his allocable share of our income, gain, loss and deductions for our taxable year ending within his taxable year without regard to whether corresponding cash distributions are received by unitholders. Consequently, a unitholder may be allocated income from us although he has not received a cash distribution in respect of such income.

         Treatment of Partnership Distributions

         Our distributions generally will not be taxable to a unitholder for federal income tax purposes to the extent of his basis in his units immediately before the distribution. Cash distributions in excess of such basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under "--Disposition of Units." Any reduction in a unitholder's share of our liabilities included in his basis in his units will be treated as a distribution of cash to such unitholder. See "--Basis of Units." If a unitholder's percentage interest decreases because we offer additional units, then such unitholder's share of nonrecourse liabilities will decrease, and this will result in a corresponding deemed distribution of cash.

         A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his basis in his units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or "inventory items" (both as defined in Section 751 of the Internal Revenue Code) (collectively, "Section 751 Assets"). To that extent, the unitholder will be treated as having received his proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's basis for the share of such Section 751 Assets deemed relinquished in the exchange.

         Basis of Units

         In general, a unitholder's tax basis for his units initially will be equal to the amount paid for the units. A unitholder's tax basis will be increased by

         o   his share of our taxable income and

         o his share of our liabilities that are without recourse to any Partner ("nonrecourse liabilities"), if any.

A unitholder's basis in his interest will be decreased, but not below zero, by

         o   his share of our distributions,

         o   his share of decreases in our nonrecourse liabilities,

         o   his share of our losses and

         o his share of our nondeductible expenditures that are not required to be capitalized.

         A unitholder's share of nonrecourse liabilities will generally be based on his share of our profits. See "--Disposition of Units--Aggregate Tax Basis for Units."

         Limitations on Deductibility of Losses

         The passive loss limitations contained in Section 469 of the Internal Revenue Code generally provide that individuals, estates, trusts and closely held C corporations and personal service corporations can only deduct losses from passive activities that are not in excess of the taxpayer's income from such passive activities or investments. Generally, passive activities are those in which the taxpayer does not materially participate. The passive loss limitations are to be applied separately with respect to each publicly traded partnership. Consequently, losses that we generate, if any, will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments, including other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed the unitholder's share of our income may be deducted in full when the unitholder disposes of his entire investment in us to an unrelated party in a fully taxable transaction. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

         A unitholder's share of our net income may be offset by any suspended passive losses we may have, but may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. According to an IRS announcement, Treasury Regulations will be issued that characterize net passive income from a publicly traded partnership as investment income for purposes of deducting investment interest.

         In addition to the foregoing limitations, a unitholder may not deduct from taxable income his share of our losses, if any, to the extent that such losses exceed the lesser of (1) the adjusted tax basis of his units at the end of our taxable year in which the loss occurs and (2) the amount for which the unitholder is considered "at risk" under Section 465 of the Internal Revenue Code at the end of that year. In general, a unitholder will initially be "at risk" to the extent of the purchase price of his units. A unitholder's "at risk" amount increases or decreases as his adjusted basis in his units increases or decreases, except that our nonrecourse liabilities, or increases or decreases in such liabilities, generally do not affect his "at risk" amount. Losses disallowed to a unitholder as a result of these rules can be carried forward and will be allowable to the unitholder to the extent that his adjusted basis or "at risk" amount, whichever was the limiting factor, is increased in a subsequent year. The "at risk" rules apply to an individual unitholder, a shareholder of a corporate unitholder that is an S corporation and a corporate unitholder if 50% or more of the value of the corporation's stock is owned directly or indirectly by five or fewer individuals.

         Limitations on Interest Deductions

         The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." A unitholder's net passive income from us will be treated as investment income for this purpose. In addition, a unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes

         o interest on indebtedness properly allocable to property held for investment,

         o   a partnership's interest expense attributed to portfolio income and

         o the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit to the extent attributable to our portfolio income. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expense other than interest directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

         Our partnership agreement requires that a capital account be maintained for each unitholder, that the capital accounts generally be maintained in accordance with the tax accounting principles set forth in applicable Treasury Regulations under Section 704 of the Internal Revenue Code and that all allocations to a unitholder be reflected by appropriate increases or decreases in his capital account. Distributions upon our liquidation generally are to be made in accordance with positive capital account balances.

         In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective interests in us. If we have a net loss, items of income, gain, loss and deduction will generally be allocated (1) first, to the general partner and the unitholders in accordance with their respective interests in us to the extent of their positive capital accounts, and (2) second, to the general partner.

         Notwithstanding the above, as required by Section 704(c) of the Internal Revenue Code, some items of income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us ("Contributed Property"). In addition, items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of income and gain will be allocated in an amount and manner sufficient to eliminate the negative balances as quickly as possible.

         Under Section 704(c) of the Internal Revenue Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). To the extent the ceiling limitation is or becomes applicable, our partnership agreement will require that items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitation. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the unitholders. Treasury Regulations under Section 704(c) of the Internal Revenue Code permit a partnership to make reasonable curative allocations to reduce or eliminate disparities between the tax basis and value attributable to Contributed Properties. Recently proposed Treasury Regulations that are apparently intended to modify existing laws to make interests in partnerships generally fungible may, in fact, require Section 704(c) methods that are unavailable to many publicly traded partnerships such as us. See "--Uniformity of Units."

         Because of the uncertainty created by the proposed Treasury Regulations referred to in the preceding paragraph, our tax counsel is unable to opine that the Section 704(c) allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

UNIFORMITY OF UNITS

         There can arise a lack of uniformity in the intrinsic tax characteristics of units sold pursuant to this offering and units subsequently converted to units or units that we issue before or after this offering. Such uniformity is often referred to as "fungibility." Without such uniformity, compliance with several federal income tax requirements, both statutory and regulatory, could be substantially diminished. In addition, such non-uniformity could have a negative impact on the ability of a unitholder to dispose of his interest in us. Such lack of uniformity can result from the application of Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation 1.197-2(g)(3) to our Section 743(b) adjustments or the determination that our
Section 704(c) curative allocations to prevent the application of "ceiling" limitations on our ability to make allocations to eliminate disparities between the tax basis and value attributable to Contributed Properties are unreasonable. Depreciation conventions may be adopted or items of income and deduction may be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all units, despite the application of either Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation 1.197-2(g)(3) or the "ceiling" limitations to Contributed Properties. Any such special allocation will be made solely for federal income tax purposes.

         In January 1998, the IRS proposed new Regulations to update and clarify the Treasury Regulations that impact our ability to maintain fungibility of units. The IRS issued these Regulations in final form in December 1999. The preamble of the proposed Regulations states that an intended result of the Regulations is that "interests in a partnership will generally be fungible"; however, both the proposed Regulations and the final Regulations would provide fungibility only for interests in partnerships that use the remedial method in calculating their Section 704(c) allocations. Unfortunately, the remedial allocation method can be adopted only with respect to property contributed to a partnership on and after December 21, 1993, and a significant part of our assets were acquired by contribution to us before that date. The General Partner has adopted an accounting convention with respect to property contributed to us before December 21, 1993, to preserve the uniformity of units despite its inconsistency with the proposed and final Regulations under Section 743. In the event the IRS disallows the use of our Section 704(c) curative allocations or the depreciation and amortization conventions that we use in our Section 743(b) adjustments, some or all of the adverse consequences described in the preceding paragraph could result. See "--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Tax Treatment of Operations--Section 754 Election."

TAX TREATMENT OF OPERATIONS

         Income and Deductions in General

         We will not pay any federal income tax. Instead, each unitholder must report on his income tax return his allocable share of our income, gains, losses and deductions. Such items must be included on the unitholder's federal income tax return without regard to whether we make a distribution of cash to the unitholder. A unitholder is generally entitled to offset his allocable share of our passive income with his allocable share of losses that we generate, if any. See "--Tax Consequences of Unit Ownership--Limitations on Deductibility of Losses."

         A unitholder who owns units as of the first day of each month during a quarter and who disposes of such units before the record date for a distribution with respect to such quarter will be allocated items of our income and gain attributable to the months in such quarter during which such units were owned but will not be entitled to receive such cash distribution.

         Accounting Method and Taxable Year

         We use the calendar year as our taxable year and adopted the accrual method of accounting for federal income tax purposes.

         Depreciation Method

         We elected to use depreciation methods that resulted in the largest depreciation deductions in our early years. We may depreciate property that we later acquire or construct using accelerated depreciation methods permitted by
Section 168 of the Internal Revenue Code.

         Section 754 Election

         We and our operating partnerships have each made the election permitted by Section 754 of the Internal Revenue Code. Such election will generally permit a purchaser of units to adjust his share of the basis in our properties pursuant to Section 743(b) of the Internal Revenue Code. Such elections are irrevocable without the consent of the IRS. The Section 743(b) adjustment is attributed solely to a purchaser of units and is not added to the common basis of our assets. Thus, for purposes of determining income, gains, losses and deductions, the purchaser will have a special basis for those of our properties that are adjusted under Section 743(b) of the Internal Revenue Code. The amount of the adjustment under Section 743(b) is the difference between the unitholder's adjusted federal income tax basis in his units and the unitholder's proportionate share of the common basis of our assets attributable to the units pursuant to Section 743. The aggregate amount of the adjustment computed under
Section 743(b) is then allocated among our various assets pursuant to the rules of Section 755. The Section 743(b) adjustment provides the purchaser of units with the equivalent of an adjusted tax basis in his share of our properties equal to the fair market value of such share.

         Treasury Regulations under Section 743 of the Internal Revenue Code generally require the Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly acquired recovery property placed in service when the transfer occurs. The proposed regulations under Section 197 indicate that the
Section 743(b) adjustment attributable to an amortizable Section 197 intangible should be similarly treated. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost-recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150 percent declining-balance method. We utilize the 150 percent declining method on such property. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the common basis in such properties. This could adversely affect the continued uniformity of the tax characteristics of our units. The general partner has adopted an accounting convention under Section 743(b) to preserve the uniformity of units despite its inconsistency with these Treasury Regulations. See "Uniformity of Units."

         Although our tax counsel is unable to opine as to the validity of such an approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property to the extent of any unamortized disparity between the tax basis and value attributable to Contributed Property. We will use a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6), Proposed Treasury Regulation 1.743-1(j)(4)(i)(B)(1) and Treasury Regulation 1.197-2(g)(3). If we determine that such position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) basis, based on the same applicable rate as if they had purchased a direct interest in our property. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to unitholders. See "-- Uniformity of Units."

         The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Internal Revenue Code. Based on these principles, the IRS may seek to reallocate some or all of any
Section 743(b) adjustment that we do not allocate to goodwill which, as an intangible asset, would be amortizable over a longer period of time than our tangible assets. Alternatively, it is possible that the IRS might seek to treat the portion of such Section 743(b) adjustment attributable to the underwriters' discount as if it were allocable to a nondeductible syndication cost.

         A Section 754 election is advantageous when the transferee's basis in such units is higher than such units' share of the aggregate basis in our assets immediately before the transfer. In such case, pursuant to the election, the transferee will take a new and higher basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election would be disadvantageous if the transferee's basis in such units is lower than such units' share of the aggregate basis in our assets immediately before the transfer. Thus, the amounts that a unitholder would be able to obtain on a sale or other disposition of his units may be affected favorably or adversely by the elections under Section 754.

         The calculations and adjustments in connection with the Section 754 election depend, among other things, on the date on which a transfer occurs and the price at which the transfer occurs. To help reduce the complexity of those calculations and the resulting administrative cost to us, the general partner will apply the following method in making the necessary adjustments pursuant to the Section 754 election on transfers after the transfers pursuant to this offering: the price paid by a transferee for his units will be deemed to be the lowest quoted trading price for the units during the calendar month in which the transfer was deemed to occur, without regard to the actual price paid. The application of such convention yields a less favorable tax result, as compared to adjustments based on actual price, to a transferee who paid more than the "convention price" for his units. The calculations under Section 754 elections are highly complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. It is possible that the IRS will successfully assert that the adjustments made by the general partner do not meet the requirements of the Internal Revenue Code or the applicable regulations and require a different basis adjustment to be made.

         Should the IRS require a different basis adjustment to be made, and should, in the general partner's opinion, the expense of compliance exceed the benefit of the elections, the general partner may seek permission from the IRS to revoke the Section 754 election it previously made for us. Such a revocation may increase the ratio of a unitholder's distributive share of taxable income to cash distributions and adversely affect the amount that a unitholder will receive from the sale of his units.

         Estimates of Relative Fair Market Values and Basis of Properties

         The consequences of the acquisition, ownership and disposition of units will depend in part on estimates by the general partner of the relative fair market values and determinations of the initial tax basis of our assets. The federal income tax consequences of such estimates and determinations of basis may be subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis were found to be incorrect, the character and amount of items of income, gain, loss, deduction or credit previously reported by unitholders might change, and unitholders might be required to amend their previously filed tax returns or to file claims for refund. See "--Administrative Matters--Valuation Overstatements."

         Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions

         Taxpayers are required to recognize gain but not loss on constructive sales of appreciated financial positions that are entered into after June 8, 1997. These rules would apply to a constructive sale of units. Constructive sales include short sales of the same or substantially identical property, entering into a national principal contract on the same or substantially identical property, and entering into a futures or forward contract to deliver the same or substantially identical property. Thus, gain would be triggered if a unitholder entered into a contract to sell his or her units for a fixed price on a future date. If a constructive sale occurs, the taxpayer must recognize gain as if the appreciated financial position were sold, assigned or otherwise terminated at its fair market value on the date of the constructive sale. Adjustments for the gain recognized on the constructive sale are made in the amount of any gain or loss later realized by the taxpayer with respect to the position.

         It would appear that a unitholder whose units are lent to a "short seller" to cover a short sale of units would be considered as having transferred beneficial ownership of such units and would, thus, no longer be a partner with respect to such units during the period of such loan. As a result, during such period any Partnership income, gains, deductions, losses or credits with respect to such units would appear not to be reportable by such unitholder, any cash distributions the unitholder receives with respect to such units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS also may contend that a loan of units to a "short seller" constitutes a taxable exchange. If such a contention were successfully made, the lending unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their units. The IRS announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests.

         Alternative Minimum Tax

         Each unitholder will be required to take into account his share of any items of Partnership income, gain or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

         Tax-Exempt Entities, Regulated Investment Companies and Foreign
Investors

         Ownership of units by employee benefit plans, other tax exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies may raise issues unique to such persons and, as described below, may have substantial adverse tax consequences.

         Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Under Section 512 of the Internal Revenue Code, virtually all of the taxable income such an organization derives from the ownership of a unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

         Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or other qualifying income. We do not anticipate that any significant amount of our gross income will be qualifying income for regulated investment companies purposes.

         Nonresident aliens and foreign corporations, trusts or estates that acquire units will be considered to be engaged in business in the United States on account of ownership of such units and as a consequence will be required to file federal tax returns in respect of their distributive shares of Partnership income, gain, loss, deduction or credit and pay federal income tax at regular rates, net of credits including withholding, on such income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and that is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold on actual cash distributions made quarterly to foreign unitholders. The current rate for withholding is 39.6%. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

         Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, such a unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits, as adjusted for changes in the foreign corporation's "U.S. net equity," that are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident." In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

         The IRS has ruled that a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of such unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. We do not expect that any material portion of any such gain will avoid United States taxation. Moreover, Section 897 of the Internal Revenue Code, which is applied before the above-referenced IRS ruling, may increase the portion of any gain that is recognized by a foreign unitholder that is subject to United States income tax if that foreign unitholder has held more than 5% in value of the units during the five-year period ending on the date of the disposition or if the units are not regularly traded on an established securities market at the time of the disposition.

DISPOSITION OF UNITS

         Gain or Loss in General

         If a unit is sold or otherwise disposed of, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount realized and the unitholder's tax basis for such unit. See "--Tax Consequences of Unit Ownership--Basis of Units." A unitholder's "amount realized" will be measured by the sum of the cash or the fair market value of other property received plus the portion of our nonrecourse liabilities allocated to the units sold. To the extent that the amount of cash or property received plus the allocable share of our nonrecourse liabilities exceeds the unitholder's basis for the units disposed of, the unitholder will recognize gain. The tax liability resulting from such gain could exceed the amount of cash received upon the disposition of such units. See also, "Tax Treatment of Operations--Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions."

         The IRS has ruled that a partner must maintain an aggregate adjusted tax basis for his interests in a single partnership, consisting of all interests acquired in separate transactions. On a sale of a portion of such aggregate interest, such partner would be required to allocate his aggregate tax basis between the interest sold and the interest retained by some equitable apportionment method. If applicable, the aggregation of tax basis of a unitholder effectively prohibits a unitholder from choosing among units with varying amounts of inherent gain or loss to control the timing of the recognition of such inherent gain or loss as would be possible in a stock transaction. Thus, the IRS ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a unitholder's units. It is not clear whether such ruling applies to publicly traded partnerships, such as us, the interests in which are evidenced by separate registered certificates, providing a verifiable means of identifying each separate interest and tracing the purchase price of such interest. A unitholder considering the purchase of additional units or a sale of units purchased at differing prices should consult his tax advisor as to the possible consequences of that IRS ruling.

         Gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held more than one year will generally be taxable as capital gain or loss. To the extent that a portion of the gain upon the sale of a unit is attributable to a unitholder's share of our "inventory items" and "unrealized receivables," as those terms are defined in
Section 751 of the Internal Revenue Code, such portion will be treated as ordinary income. Unrealized receivables include (1) to the extent not previously includable in our income, any rights to pay for services rendered or to be rendered and (2) amounts that would be subject to depreciation recapture as ordinary income if we had sold our assets at their fair market value at the time of the transfer of a unit. Ordinary income attributable to inventory items and unrealized receivables may exceed net taxable gain realized upon the sale of the units and may be recognized even if there is a net taxable loss realized on the sale of the units. Thus, a unitholder may recognize both ordinary income and a capital loss upon disposition of the units.

         Transferor/Transferee Allocations

         In general, our taxable income and losses are determined annually and are prorated on a monthly basis and subsequently apportioned among the unitholders in proportion to the number of units owned by them as of the opening of the NYSE on the first business day of the month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business is allocated among the unitholders of record as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring units in the open market may be allocated income, gain, loss, deduction and credit accrued after the transfer.

         The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, our tax counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and transferees of units. If the IRS treats transfers of units as occurring throughout each month and a monthly convention is not allowed by the regulations, the IRS may contend that our taxable income or losses must be reallocated among the unitholders. If any such contention were sustained, the tax liabilities of some unitholders would be adjusted to the possible detriment of other unitholders. The general partner is authorized to revise our method of allocation (1) between transferors and transferees and (2) as among Partners whose interests otherwise vary during a taxable period, to comply with any future regulations.

         A unitholder who owns units at any time during a quarter and who disposes of such units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

         Constructive Termination or Dissolution of Partnership

         Under Section 708(b)(1)(B) of the Internal Revenue Code, a partnership will be considered to have been terminated if within a twelve-month period there is a sale or exchange of 50% or more of the interests in partnership capital and profits. A termination results in a closing of the partnership's taxable year for all partners, and the partnership's assets are treated as having been transferred by us to a new partnership in exchange for an interest in the new partnership followed by a deemed distribution of interests in the new partnership to the partners of the terminated partnership in liquidation of such partnership. If a partnership is terminated by sale or exchange of interests in us, a Section 754 election, including a Section 754 election made by the terminated partnership, that is in effect for the taxable year of the terminated partnership in which the sale occurs, applies with respect to the incoming partner. Moreover, a Partner with a special basis adjustment in property held by a partnership that terminates under section 708(b)(1)(B) will continue to have the same special basis adjustment with respect to property deemed contributed by the terminated partnership to the new partnership regardless of whether the new partnership makes a Section 754 election. In the case of a unitholder reporting on a fiscal year other than a calendar year, the closing of our tax year may result in more than twelve months' of our taxable income or loss being includable in his taxable income for the year of termination.

         We may not have the ability to determine when a constructive termination occurs as a result of transfers of units because the units will be freely transferable under "street name" ownership. Thus, we may be subject to penalty for failure to file a tax return and may fail to make partnership tax elections in a timely manner, including the Section 754 election.

ADMINISTRATIVE MATTERS

         Entity-Level Collections

         If we are required under applicable law or elect to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, the general partner is authorized to pay such taxes from Partnership funds. Such payments, if made, will be treated as current distributions to the unitholders for tax purposes, including the calculation of capital accounts. However, such payments, if made on behalf of all unitholders, will not be treated as current distributions of Available Cash for purposes of determining whether (1) distributed cash constitutes Cash from Operations or Cash from Interim Capital Transactions or (2) the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution or Third Target Distribution has been paid. If such payments are made on behalf of some but not all unitholders, the payments will be treated as distributions of Available Cash for all purposes including the determination of whether (1) distributed cash constitutes Cash from Operations or Cash from Interim Capital Transactions and (2) the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution or Third Target Distribution has been distributed on units held by unitholders on whose behalf such payments are made.

         The general partner is authorized but not required to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust subsequent distributions so that, after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement are maintained as nearly as practicable. If we are permitted but not required under applicable law to pay any such taxes, the general partner is authorized but not required to pay such taxes from our funds and to amend our partnership agreement and adjust subsequent distributions as described above. Our partnership agreement further provides that the general partner is authorized but not required to attempt to collect tax deficiencies from persons who were unitholders at the time such deficiencies arose and any amounts so collected will become Partnership assets.

         The amount we pay would be calculated based on the maximum rate of income tax for individuals or corporations, whichever is higher. Thus, such a payment by us could give rise to an overpayment of tax on behalf of an individual unitholder. In such event, the individual unitholder could file a claim for credit or refund with respect to the overpayment.

         Partnership Income Tax Information Returns and Partnership Audit Procedures

         We will use all reasonable efforts to furnish unitholders with tax information within 75 days after the close of each taxable year. Specifically, we intend to furnish to each unitholder a Schedule K-1 which sets forth his allocable share of our income, gains, losses, deductions and credits, if any. In preparing such information, the general partner will necessarily use various accounting and reporting conventions to determine each unitholder's allocable share of income, gains, losses, deductions and credits. Neither we nor our tax counsel can assure you that any such conventions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations thereunder or administrative pronouncements of the IRS. The general partner cannot assure prospective unitholders that the IRS will not contend that such accounting and reporting conventions are impermissible. Contesting any such allegations could result in substantial expense to us. In addition, if the IRS were to prevail, unitholders may incur substantial liabilities for taxes and interest.

         Our federal income tax information returns may be audited by the IRS. The Internal Revenue Code contains partnership audit procedures that significantly simplify the manner in which IRS audit adjustments of partnership items are resolved. Adjustments, if any, resulting from such an audit may require each unitholder to file an amended tax return, and possibly may result in an audit of the unitholder's return. Any audit of a unitholder's return could result in adjustments to items not related to our returns as well as those related to our returns.

         Under Sections 6221 through 6233 of the Internal Revenue Code, partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit and the imposition of penalties and other additions to unitholders' tax liability are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

         The Tax Matters Partner is entitled to make elections for us and our unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to Partnership items. In connection with adjustments to Partnership tax returns proposed by the IRS, the Tax Matters Partner may bind any unitholder with less than a 1% profits interest in us to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review to which all the unitholders are bound of a final Partnership administrative adjustment. If the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% profit interest in us and by unitholders having, in the aggregate, at least a 5% profits interest. Only one judicial proceeding will go forward, however, and each unitholder with an interest in the outcome may participate.

         The unitholders will generally be required to treat Partnership items on their federal income tax returns in a manner consistent with the treatment of the items on our information return. In general, that consistency requirement is waived if the unitholder files a statement with the IRS identifying the inconsistency. Failure to satisfy the consistency requirement, if not waived, will result in an adjustment to conform the treatment of the item by the unitholder to the treatment on our return. Even if the consistency requirement is waived, adjustments to the unitholder's tax liability with respect to Partnership items may result from an audit of our or the unitholder's tax return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

         Information Return Filing Requirements

         A unitholder who sells or exchanges units is required by Section 6050K of the Internal Revenue Code to notify us in writing of such sale or exchange, and we are required to notify the IRS of such transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. In addition, a transferor and a transferee of a unit will be required to furnish to the IRS the amount of the consideration received for such unit that is allocated to our goodwill or going concern value. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.

         Nominee Reporting

         Under Section 6031(c) of the Internal Revenue Code, persons who hold an interest in us as a nominee for another person must report information to us. Temporary Treasury Regulations provide that such information should include

         o the name, address and taxpayer identification number of the beneficial owners and the nominee;

         o    whether the beneficial owner is

              o   a person that is not a United States person,

              o a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

              o   a tax-exempt entity;

              o the amount and description of units held, acquired or transferred for the beneficial owners; and

              o information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

         Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed for failure to report such information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

         Registration as a Tax Shelter


         Section 6111 of the Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. Although it is arguable that we will not be subject to the registration requirement, the general partner, as our principal organizer, has registered us as a tax shelter with the IRS in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. We have received tax shelter registration number 90036000017 from the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish such registration number to the transferee is $100 for each such failure. The unitholder must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by us is claimed or income from us is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.

                       STATE AND OTHER TAX CONSIDERATIONS

         Unitholders may be subject to state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partners reside or in which we or our subsidiary partnerships do business or own property. Although an analysis of those various taxes cannot be presented here, each prospective unitholder should consider the potential impact of such taxes on his investment in units. Our operating subsidiaries own property and do business in Alabama, Arkansas, Colorado, Illinois, Indiana, Kansas, Kentucky, Louisiana, Missouri, Montana, Nebraska, New Mexico, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Dakota, Texas, Utah, West Virginia and Wyoming. A unitholder will likely be required to file state income tax returns in such states, other than South Dakota, Texas, West Virginia and Wyoming, and may be subject to penalties for failure to comply with such requirements. In addition, an obligation to file tax returns or to pay taxes may arise in other states. Moreover, in some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. This could occur, for example, if the unitholder has no income from sources within that state. The general partner is authorized but not required to cause us to pay any state or local income tax on behalf of all the partners even though such payment may be greater than the amount that would have been required to be paid if such payment had been made directly by a particular partner or assignee; provided, however, that such tax payment shall be in the same amount with respect to each unit and, in the general partner's sole discretion, payment of such tax on behalf of all the partners or assignees is in the best interests of the partners or the assignees as a whole. Any amount so paid on behalf of all partners or assignees shall be deducted as a cash operating expenditure of us in calculating "Cash from Operations."

         It is the responsibility of each prospective unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of his investment in units. Accordingly, each prospective unitholder should consult, and must depend on, his own tax counsel or other advisor with regard to state and local tax matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal, tax returns that may be required of such unitholder.

                   INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

         An investment in us by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended, and restrictions imposed by Section 4975 of the Internal Revenue Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to

        o whether such investment is prudent under Section 404(a)(1)(B) of ERISA,

        o whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA,

        o the fact that such investment could result in recognition of UBTI by such plan even if there is no net income,

        o the effect of an imposition of income taxes on the potential investment return for an otherwise tax-exempt investor and

        o whether, as a result of the investment, the plan will be required to file an exempt organization business income tax return with the IRS.

See "Federal Income Tax Considerations--Tax Treatment of Operations--Tax-Exempt Entities, Regulated Investment Companies and Foreign Investors." The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

         In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets. If so, the general partner also would be a fiduciary of such plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

         Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit an employee benefit plan from engaging in transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan. These provisions also apply to Individual Retirement Accounts which are not considered part of an employee benefit plan. The Department of Labor issued final regulations on November 13, 1986, that provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets." Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

         (1) the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under the federal securities laws,

         (2) the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

         (3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by employee benefit plans (as defined in Section 3(3) of ERISA), whether or not they are subject to the provisions of Title I of ERISA, plans described in Section 4975(e)(1) of the Internal Revenue Code, and any entities whose underlying assets include plan assets by reason of a plan's investments in the entity.

         Our assets would not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and also may satisfy requirements (2) and (3) above.

                              PLAN OF DISTRIBUTION

         We may sell the securities being offered hereby:

             o    directly to purchasers,

             o    through agents,

             o    through underwriters, and

             o    through dealers.

         We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

         If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

         If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

         The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

                                      LEGAL

         Certain legal matters in connection with the securities will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to the offering by their own legal counsel.

                                     EXPERTS


         The consolidated financial statements of TEPPCO Partners, L.P. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, incorporated by reference herein, and the consolidated balance sheet of Texas Eastern Products Pipeline Company and subsidiaries as of December 31, 1999, included herein, have been incorporated by reference and included herein, respectively, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of said firm as experts in accounting and auditing.



         The combined financial statements of ARCO Pipe Line Company's APL Business (as defined in the Amended and Restated Purchase Agreement with Texas Eastern Products Pipeline Company, LLC) at December 31, 1999 and 1998 and for the years then ended incorporated in this Prospectus by reference to the audited historical financial statements included on pages 4 through 17 of TEPPCO Partners, L.P's Report 8-K/A filed October 3, 2000 and the financial statements of Seaway Crude Pipeline Company at December 31, 1999 and 1998 and for the years then ended incorporated in this Prospectus by reference to the audited historical financial statements included on pages 18 through 29 of TEPPCO Partners, L.P's Report 8-K/A filed October 3, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          INDEX TO FINANCIAL STATEMENTS



Texas Eastern Products Pipeline Company, LLC



         Independent Auditors' Report........................................F-2
         Consolidated Balance Sheets.........................................F-3
         Notes to Consolidated Balance Sheets................................F-4

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Texas Eastern Products Pipeline Company, LLC:

        We have audited the accompanying consolidated balance sheet of Texas Eastern Products Pipeline Company and Subsidiary Companies as of December 31, 1999 (see Note 1 of the Notes to the Consolidated Balance Sheets). This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Texas Eastern Products Pipeline Company and Subsidiary Companies as of December 31, 1999, in conformity with generally accepted accounting principles.


                                                  KPMG LLP

Houston, Texas
April 21, 2000

                  TEXAS EASTERN PRODUCTS PIPELINE COMPANY, LLC
                             AND SUBSIDIARY COMPANY


                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)



                                                                              June 30,           December 31,
                                                                                2000                1999
                                                                          ---------------     ---------------
                                                                            (Unaudited)

                                                 ASSETS

Current assets:
     Accounts receivable, TE Products Pipeline Company,
          Limited Partnership                                             $           --      $         3,738
     Accounts receivable, TCTM, L.P.                                                  --                  899
                                                                          --------------      ---------------
          Total current assets                                                        --                4,637
                                                                          --------------      ---------------
Advances to PanEnergy Corp                                                           166               21,070
Investment in TE Products Pipeline Company, Limited Partnership                    2,296                2,310
Investment in TEPPCO Partners, L.P.                                                1,122               14,794
Investment in TCTM, L.P.                                                           1,129                1,119
                                                                          --------------      ---------------
          Total  investments                                                       4,713               39,293
                                                                          --------------      ---------------
          Total assets                                                    $        4,713      $        43,930
                                                                          ==============      ===============

                             LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
     Accounts payable                                                     $           --      $           100
     Accrued income taxes                                                            117               12,379
     Other                                                                            --                  555
                                                                          --------------      ---------------
          Total current liabilities                                                  117               13,034
                                                                          --------------      ---------------
Deferred income taxes                                                                757               42,442

Stockholder's equity (deficit):
     Common stock                                                                      1                    1
     Additional paid-in capital                                                  184,709              329,510
     Notes receivable, PanEnergy Corp                                            (10,000)            (125,000)
     Accumulated deficit                                                        (170,871)            (216,057)
                                                                          --------------      ---------------
          Total stockholder's equity (deficit)                                     3,839              (11,546)
                                                                          --------------      ---------------
          Total liabilities and stockholder's equity                      $        4,713      $        43,930
                                                                          ==============      ===============



             See accompanying Notes to Consolidated Balance Sheets.

                  TEXAS EASTERN PRODUCTS PIPELINE COMPANY, LLC
                             AND SUBSIDIARY COMPANY

                      NOTES TO CONSOLIDATED BALANCE SHEETS


                   INFORMATION AT JUNE 30, 2000 IS UNAUDITED



NOTE 1. BASIS OF PRESENTATION

         The accompanying consolidated balance sheet as of December 31, 1999 includes the accounts of Texas Eastern Products Pipeline Company and its wholly owned subsidiaries, TEPPCO Holdings, Inc. and TEPPCO Investments, Inc. On March 31, 2000, Texas Eastern Products Pipeline Company and TEPPCO Investments, Inc. were converted to limited liability companies, with a resulting name change for both companies to Texas Eastern Products Pipeline Company, LLC and TEPPCO Investments, LLC, respectively, (collectively, the "Company"). Additionally on March 31, 2000, Texas Eastern Products Pipeline Company, LLC (the "LLC") distributed its ownership of TEPPCO Holdings, Inc. to Duke Energy Corporation (Duke Energy), the Company's ultimate parent. The LLC also distributed to, and Duke Energy assumed, all assets and liabilities of the LLC; except those relating to the performance of its duties as general partner of the Partnership and $10 million of the demand note receivable due from PanEnergy Corp, a subsidiary of Duke Energy (see Note 4). Also on March 31, 2000, Duke Energy indirectly contributed its remaining investment in the LLC to Duke Energy Field Services Corporation (DEFS), a joint venture formed between Duke Energy and Phillips Petroleum Corporation.

         The Company is the general partner of TEPPCO Partners, L.P., TE Products Pipeline Company, Limited Partnership and TCTM, L.P. (collectively the "Partnership"). The Company, as general partner, performs all management and operating functions required for the Partnership pursuant to the Agreements of Limited Partnership of TEPPCO Partners, L.P., TE Products Pipeline Company, Limited Partnership and TCTM, L.P. (the "Partnership Agreements"). The general partner is reimbursed by the Partnership for all reasonable direct and indirect expenses incurred in managing the Partnership.

         These consolidated balance sheets should be read in conjunction with the consolidated financial statements and notes thereto presented in the TEPPCO Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 1999.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION


         The consolidated balance sheets include the accounts of Texas Eastern Products Pipeline Company and its subsidiaries as of December 31, 1999 and the LLC and its subsidiary as of June 30, 2000 (see Note 1). Significant intercompany items have been eliminated in consolidation. The Company's investments in the Partnership are accounted for using the equity method.


CASH AND CASH EQUIVALENTS

         Cash equivalents are defined as all highly marketable securities with a maturity of three months or less when purchased. The Company generally does not maintain cash balances. Cash transactions are generally settled through intercompany accounts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         Accounts receivable and accounts payable approximate fair value due to the short-term maturity of these financial instruments. The fair value of the Company's note receivable is more fully described in Note 4, Note Receivable.

                  TEXAS EASTERN PRODUCTS PIPELINE COMPANY, LLC
                             AND SUBSIDIARY COMPANY

               NOTES TO CONSOLIDATED BALANCE SHEETS--(CONTINUED)


                   INFORMATION AT JUNE 30, 2000 IS UNAUDITED



USE OF ESTIMATES

         The preparation of the consolidated balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

INCOME TAXES

         As discussed in Note 1, Basis of Presentation, as of March 31, 2000, Texas Eastern Products Pipeline Company and TEPPCO Investments, Inc. were converted to limited liability companies, and the Company's ownership of TEPPCO Holdings, Inc. was distributed to Duke Energy. As such, the Company became a nontaxable entity for federal income tax purposes as of March 31, 2000.

         Prior to March 31, 2000, the Company followed the asset and liability method of accounting for income tax. Under this method, deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. These deferred income taxes were measured by applying enacted tax laws and statutory tax rates applicable to the period in which the differences were expected to affect taxable income. Also prior to March 31, 2000, under an agreement with Duke Energy, the Company computed taxes as if it was filing a separate consolidated tax return and paid such tax, if any, to Duke Energy in lieu of taxes otherwise payable to the government.

INTERIM FINANCIAL STATEMENT

         The accompanying interim unaudited consolidated balance sheet reflects all adjustments, which are, in the opinion of management, of a normal and recurring nature and necessary for a fair statement of financial position of the Company as of June 30, 2000.

NOTE 3. RELATED PARTY TRANSACTIONS

         Pursuant to the Partnership Agreements, the Company is entitled to reimbursement of all direct and indirect expenses related to business activities of the Partnership (see Note 1). As of December 31, 1999, such amounts related primarily to payroll and related costs and were included in Accounts Receivable, TE Products Pipeline Company, Limited Partnership and Accounts Receivable, TCTM, L.P. on the consolidated balance sheet. Subsequent to the transfer of the LLC to DEFS, such costs are reimbursed to DEFS and Duke Energy by the Partnership, on a same month basis, therefore no receivable was due from TE Products Pipeline Company as of June 30, 2000.

NOTE 4.  NOTE RECEIVABLE

         As of June 30, 2000 and December 31, 1999, the Company held a $10 million and a $125 million, respectively, demand note receivable due from PanEnergy Corp. Interest is payable quarterly. The rate on the note fluctuates quarterly based on the one-month Libor rate, plus 50 basis points, as of the last day of the preceding calendar quarter. Under the terms of the note, PanEnergy Corp may prepay the note, in whole or in part, without premium or penalty. The Company is of the opinion that the amount included in the consolidated balance sheet for the note receivable materially represents fair value at December 31, 1999, as the underlying interest rate is based on market rates. The note receivable due from PanEnergy Corp is classified as contra-equity on the consolidated balance sheets as of June 30, 2000 and December 31, 1999.

                  TEXAS EASTERN PRODUCTS PIPELINE COMPANY, LLC
                             AND SUBSIDIARY COMPANY

               NOTES TO CONSOLIDATED BALANCE SHEETS--(CONTINUED)


                   INFORMATION AT JUNE 30, 2000 IS UNAUDITED


NOTE 5. INVESTMENTS

         On March 7, 1990, in conjunction with the formation of the Partnership, the Company contributed cash and conveyed all assets and liabilities (other than certain intercompany and tax related items) to the Partnership in return for a 1.0101% general partner interest in TE Products Pipeline Company, Limited Partnership and a 1% general partner interest in TEPPCO Partners, L.P.

         In conjunction with the formation of the Partnership, the Company also received 2,500,000 Deferred Participation Interests ("DPIs") in the Partnership, which were valued at $17.25 million. The DPIs represented an effective 8.45% limited partner interest in the Partnership. Effective April 1, 1994, the DPIs began participating in distributions of cash and allocations of profit and loss of the Partnership. As of December 31, 1999, 94% of the DPIs have been converted into an equal number of Limited Partner Interests ("Units") of the Partnership, and the balance of such DPIs may be converted immediately prior to the sale of the DPIs by the Company. As of March 31, 2000, the DPIs were distributed to Duke Energy via the distribution of TEPPCO Holdings, Inc., the holder of the DPIs (see Note 1). The assets and liabilities of the Partnership are summarized below (in thousands):


                                                                JUNE 30,            DECEMBER 31,
                                                                  2000                  1999
                                                            -----------------     ------------------
                                                              (Unaudited)


Current assets                                                   $   290,609            $   263,009
Property, plant and equipment, net                                   744,437                720,919
Other assets                                                          58,853                 57,445
                                                            -----------------     ------------------
                                                                   1,093,899              1,041,373
                                                            =================     ==================

Current liabilities                                                  276,066                243,492
Long term debt                                                       475,768                455,753
Other liabilities and deferred credits                                 3,581                  3,073
Redeemable Class B Units held by related party                       105,754                105,859
Minority interest                                                      3,425                  3,429
Partners' capital                                                    229,305                229,767
                                                            -----------------     ------------------
                                                                $  1,093,899           $  1,041,373
                                                            =================     ==================


NOTE 6. INCOME TAXES

         As discussed in Note 1, Basis of Presentation, as of March 31, 2000, Texas Eastern Products Pipeline Company and TEPPCO Investments, Inc. were converted to limited liability companies, and the Company's ownership of TEPPCO Holdings, Inc. was distributed to Duke Energy. As such, the Company became a nontaxable entity for federal income tax purposes as of March 31, 2000. The deferred tax liability balance at March 31, 2000 was credited to tax expense on the consolidated statement of income. Also discussed in Note 1, Basis of Presentation, in connection with the contribution of the Company to DEFS on March 31, 2000, the accrued income taxes of the Company for all of the periods prior to March 31, 2000 were assumed by Duke Energy.

                  TEXAS EASTERN PRODUCTS PIPELINE COMPANY, LLC
                             AND SUBSIDIARY COMPANY

               NOTES TO CONSOLIDATED BALANCE SHEETS--(CONTINUED)

                   INFORMATION AT JUNE 30, 2000 IS UNAUDITED


         At December 31, 1999, accrued income taxes payable was comprised of $11.4 million and $1.0 million for federal and state income taxes, respectively.

         The tax effects of temporary differences that resulted in deferred income tax assets and liabilities, included in Deferred income taxes on the consolidated balance sheet, and a description of the significant financial statements items that created these differences, are as follows (in thousands):

                                                                                DECEMBER 31,
                                                                                    1999
                                                                              ------------------


Vacation Accrual                                                                    $      139
                                                                              ------------------
     Total deferred income tax assets                                                      139

Investments                                                                         $  (38,858)
State deferred income tax, net of federal tax effect                                    (3,517)
Other                                                                                     (206)
                                                                              ------------------
     Total deferred income tax liabilities                                          $  (42,581)
                                                                              ------------------

Net deferred income tax liability                                                   $  (42,442)
                                                                              ==================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:


Securities and Exchange Commission registration fee ....   $  158,400
New York Stock Exchange listing fees ...................       44,300
Printing and engraving costs ...........................       40,000
Legal fees and expenses ................................       90,000
Accounting fees and expenses ...........................       60,000
Miscellaneous ..........................................       17,300
                                                           ----------
 Total .................................................   $  410,000
                                                           ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The partnership agreements of the Registrant and its subsidiary partnerships provide that they will, to the fullest extent permitted by law, indemnify and advance expenses to the general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner or any Departing Partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner or any Departing Partner or any affiliate of the general partner or any Departing Partner, or any person who is or was serving at the request of the general partner or any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as an officer, director, employee, partner, agent or trustee of another person ("Indemnitees") from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as the general partner, Departing Partner or an affiliate of either, an officer, director, employee, partner, agent or trustee of the general partner, any Departing Partner or affiliate of either or a person serving at the request of the Registrant in another entity in a similar capacity, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee reasonably believed to be in or not opposed to the best interests of the Registrant. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. In addition, each Indemnitee would automatically be entitled to the advancement of expenses in connection with the foregoing indemnification. Any indemnification under these provisions will be only out of the assets of the Registrant. The Registrant is authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons in connection with the Registrant's activities, whether or not the Registrant would have the power to indemnify such person against such liabilities under the provisions described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) Exhibits*


              *1.1   --  Form of Underwriting Agreement.
              *4.1   --  Form of Senior Indenture.
              *4.2   --  Form of Subordinated Indenture.
              *5.1   --  Opinion of Fulbright & Jaworski L.L.P.
              *8.1   --  Opinion of Fulbright & Jaworski L.L.P. regarding tax
                         matters
              12.1   --  Statement of Computation of Ratio of Earnings to Fixed
                         Charges.
              23.1   --  Consent of KPMG LLP.
              23.2   --  Consent of PricewaterhouseCoopers LLP.
             *23.3   --  Consent of Counsel (the consent of Fulbright &
                         Jaworski L.L.P. to the use of their opinion filed as
                         Exhibit 5.1 to the Registration Statement and the reference to their firm in this Registration Statement is contained in such opinion).

             *23.4   --  Consent of Counsel (the consent of Fulbright & Jaworski
                         L.L.P. to the use of their opinion filed as Exhibit 8.1
                         to the Registration Statement and the reference to
                         their firm in this Registration Statement is contained
                         in such opinion).
            **24.1   --  Powers of Attorney (included on page II-4 of this
                         Registration Statement as originally filed).
             *26.1   --  Form T-1 Statement of Eligibility and Qualification.



----------
* To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.
**       Previously filed.



         (b)      Financial Statement Schedules

                  Not applicable.

ITEM 17. UNDERTAKINGS

 I.      The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                  i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;

                  provided, however, that paragraphs i and ii above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 II. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
                  Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 III. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 6th day of October, 2000.



                                     TEPPCO PARTNERS, L.P.

                                     By TEXAS EASTERN PRODUCTS PIPELINE COMPANY,
                                              LLC, as General Partner



                                     By:          CHARLES H. LEONARD
                                                  Charles H. Leonard,
                                         Senior Vice President, Chief Financial
                                                  Officer and Treasurer







                                                     POSITION WITH THE
             SIGNATURE                                GENERAL PARTNER                              DATE
----------------------------------- --------------------------------------------------- ---------------------------
                                        Chairman of the Board, President and Chief
        WILLIAM L. THACKER              Executive Officer of Texas Eastern Products          October 6, 2000
        William L. Thacker                         Pipeline Company, LLC

                                      Senior Vice President, Chief Financial Officer
        CHARLES H. LEONARD                and Treasurer of Texas Eastern Products
        Charles H. Leonard              Pipeline Company, LLC (Principal Accounting          October 6, 2000
                                                  and Financial Officer)

           JIM W. MOGG*                     Vice Chairman of the Board of Texas              October 6, 2000
            Jim W. Mogg                   Eastern Products Pipeline Company, LLC

          MILTON CARROLL*                        Director of Texas Eastern                   October 6, 2000
          Milton Carroll                      Products Pipeline Company, LLC

           CARL D. CLAY*                         Director of Texas Eastern                   October 6, 2000
           Carl D. Clay                       Products Pipeline Company, LLC

           DERRILL CODY*                         Director of Texas Eastern                   October 6, 2000
           Derrill Cody                       Products Pipeline Company, LLC

        JOHN P. DESBARRES*                       Director of Texas Eastern                   October 6, 2000
         John P. DesBarres                    Products Pipeline Company, LLC

                                                     POSITION WITH THE
             SIGNATURE                                GENERAL PARTNER                              DATE
----------------------------------- --------------------------------------------------- ---------------------------
          FRED J. FOWLER*                        Director of Texas Eastern                   October 6, 2000
          Fred J. Fowler                      Products Pipeline Company, LLC

          MARK A. BORER*                         Director of Texas Eastern                   October 6, 2000
           Mark A. Borer                      Products Pipeline Company, LLC

       WILLIAM W. SLAUGHTER*                     Director of Texas Eastern                   October 6, 2000
       William W. Slaughter                   Products Pipeline Company, LLC



*By:         CHARLES H. LEONARD
           Charles H. Leonard, as
attorney-in-fact for the persons indicated.

                                INDEX TO EXHIBITS


            EXHIBIT
            NUMBER                          DESCRIPTION
            -------                         -----------
              *1.1   --  Form of Underwriting Agreement.
              *4.1   --  Form of Senior Indenture.
              *4.2   --  Form of Subordinated Indenture.
              *5.1   --  Opinion of Fulbright & Jaworski L.L.P.
              *8.1   --  Opinion of Fulbright & Jaworski L.L.P. regarding tax
                         matters
              12.1   --  Statement of Computation of Ratio of Earnings to Fixed
                         Charges.
              23.1   --  Consent of KPMG LLP.
              23.2   --  Consent of PricewaterhouseCoopers LLP.
             *23.3   --  Consent of Counsel (the consent of Fulbright &
                         Jaworski L.L.P. to the use of their opinion filed as
                         Exhibit 5.1 to the Registration Statement and the
                         reference to their firm in this Registration Statement
                         is contained in such opinion).
             *23.4   --  Consent of Counsel (the consent of Fulbright & Jaworski
                         L.L.P. to the use of their opinion filed as Exhibit 8.1
                         to the Registration Statement and the reference to
                         their firm in this Registration Statement is contained
                         in such opinion).
            **24.1   --  Powers of Attorney (included on page II-4 of this
                         Registration Statement as originally filed).
             *26.1   --  Form T-1 Statement of Eligibility and Qualification.




----------
* To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.
**       Previously filed.